Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

dated February 27, 2013

Registration No. 333-182159

Supplementing the Preliminary Prospectus Supplement

dated February 25, 2013 and

the Prospectus dated June 15, 2012

COMMONWEALTH REIT

27,000,000 Common Shares of Beneficial Interest

FREE WRITING PROSPECTUS

This Free Writing Prospectus relates only to the securities described above and should be read together with the prospectus, dated June 15, 2012, included in the Registration Statement on Form S-3 (Registration No. 333-182159), and the preliminary prospectus supplement, dated February 25, 2013, or the Preliminary Prospectus Supplement, in each case relating to these securities.

As previously disclosed, the Board of Trustees of CommonWealth REIT, or the Company, received two open letters, or the Corvex/Related Letters, from Corvex Management LP, or Corvex, and Related Fund Management, LLC, or Related, raising various matters, and Corvex and Related jointly filed a Schedule 13D with the Securities and Exchange Commission, or SEC. Among other things, the Corvex/Related Letters demanded that the Company terminate its public offering of common shares, or this Offering, and its tender offer to purchase certain senior unsecured notes which were previously disclosed in the Company’s Current Report on Form 8-K dated February 25, 2013.

On February 27, 2013, Corvex and Related amended the Schedule 13D and, among other things, stated that they had on that date issued a press release that included an open letter, or the February 27 Letter, to the Company’s Board of Trustees providing additional details regarding what it described as its proposal to acquire all of the outstanding shares of the Company. Through an open letter, dated February 26, 2013, Luxor Capital Group, LP, a shareholder of the Company, indicated its support for the Schedule 13D filed by Corvex and Related on February 26, 2013. Additionally, on February 27, 2013, Corvex and Related filed a complaint for injunctive and declaratory relief and rescission in a Maryland state court, or the Complaint, against the Company, its trustees and Reit Management & Research LLC, the Company’s manager. The Complaint requests that the court, among other things, enjoin the Company and its Board of Trustees from taking actions to implement this Offering and rescind this Offering should it be completed.

On February 27, 2013, the Company issued a press release announcing that its Board of Trustees has confirmed its prior determination that the best interests of the Company will be served by continuing this Offering and the Tender Offer.

The Schedule 13D filed by Corvex and Related, as amended, and its exhibits, including the February 27 Letter and the form of the Complaint referred to in this Free Writing Prospectus, were not prepared by the Company, and the Company does not endorse or confirm, and is not responsible for, any of their content. The Schedule 13D, as amended, and its exhibits are the responsibility of Corvex and Related.

The Company has included a copy of its press release and copies of the February 27 Letter and the form of the Complaint as exhibits to two Current Reports on Form 8-K it filed today with the SEC, which is incorporated by reference into the Preliminary Prospectus Supplement and the accompanying prospectus.

In addition, the Company is providing the following additional risk factors for the purpose of updating the risk factor disclosure incorporated by reference into the Preliminary Prospectus Supplement.

The matters described in, arising out of or related to the Schedule 13D and related amendment filed by Corvex Management LP and Related Fund Management, LLC create certain risks for our company and its equity investors.

The matters described in, arising out of or related to the Schedule 13D filed with the Securities and Exchange Commission by Corvex Management LP, or Corvex, and Related Fund Management, LLC, or Related, on February 26, 2013, or the Schedule 13D, and the separate open letter we received from Corvex and Related on February 26, 2013, or collectively the Corvex and Related Documents, create certain risks for current and future investors in our common shares. Among other things, Corvex and Related have demanded that we terminate this Offering, and our tender offer for certain of our senior unsecured notes, or the Tender Offer, each announced by us on February 25, 2013. On February 27, 2013, Corvex and Related amended the Schedule 13D and, among other things, stated that they had on that date issued a press release that included an open letter, or the February 27 Letter, to the Company’s Board of Trustees providing additional details regarding what it described as its proposal to acquire all of the outstanding shares of the Company. Through an open letter, dated February 26, 2013, Luxor Capital Group, LP, a shareholder of the Company, indicated its support for the Schedule 13D filed by Corvex and Related on February 26, 2013.  Additionally, on February 27, 2013, Corvex and Related filed a complaint for injunctive and declaratory relief and rescission in a Maryland state court, against the Company, its trustees and Reit Management & Research LLC, the Company’s manager.  The Complaint requests that the court, among other things, enjoin the Company and its Board of Trustees from taking actions to implement this Offering or rescind this Offering should it be completed.

After considering the Corvex and Related Documents and the Luxor letter, our Board of Trustees has determined to proceed with this Offering and the Tender Offer. That decision and any views that may be expressed or actions taken by the Board of Trustees with respect to the matters raised by, described in or related to the Corvex and Related Documents may be negatively received by our shareholders, which could result in negative consequences for us and have a material adverse effect on us and our future share prices. Litigation or arbitration could be costly and could divert our management’s time and attention from the operation of our business. Certain actions by Corvex and Related described in the Corvex and Related Documents could result in a change of control, a change in management and a change in the composition of the Company’s Board of Trustees, and could give rise to defaults under numerous agreements of ours, including our revolving credit facility, term loan and other debt agreements. Further, investors should not necessarily assume that the actions by Corvex and Related are an indication that they, or any other party, will seek to acquire us now or in the future or that any actions or proposed actions described by Corvex and Related in the Corvex and Related Documents will be taken, and investors should not necessarily ascribe incremental value to our shares as a result of the possibility of such actions.  No assurance can be given that our share price will not decline significantly, to or below prior trading levels, if we complete this Offering as currently contemplated, or as a result of our response to the Corvex/Related Letters, any views expressed by the Maryland court regarding the aforementioned Complaint, and/or any changes by Corvex and Related of their current course of action, including, but not limited to, the reduction of any offering price for our outstanding common shares or the abandonment thereof as a result of the completion of this Offering or otherwise.

The Company’s stock price has exhibited significant volatility since the Company commenced this Offering and received the Corvex/Related Letters.

On February 22, 2013, the last trading day prior to the announcement of this Offering, the Company’s common shares closed at $18.03 per share on the New York Stock Exchange, or the NYSE. On February 25, 2013, following the announcement of this Offering, the Company’s common shares closed at $15.85 per share on the NYSE, a 12.1% decline from the February 22, 2013 closing price. On February 26, 2013, following the Corvex/Related Letters, the Company’s common shares closed at $24.40 per share on the NYSE, a 53.9% increase from the February 25, 2013 closing price. No assurance can be given that the Company’s share price will not decline significantly, to or below prior trading levels, if we complete this Offering as currently contemplated, or as a result of the Company’s response to the Corvex/Related Letters, any views expressed by the Maryland court regarding the aforementioned Complaint, and/or any changes by Corvex and Related of their current course of action, including, but not limited to, the reduction of any offering price for the Company’s outstanding common shares or the abandonment thereof as a result of the completion of this Offering or otherwise.

A decrease in the Company’s ratings could increase the cost of the Company’s access to debt capital and could have other material adverse effects.

On February 27, 2013, Standard & Poor’s placed the Company’s corporate credit rating on negative watch. This action and any subsequent downgrade could adversely affect the Company’s cost of, and access to, debt capital. An increase in interest expense could adversely affect the Company’s cash available for distribution to common shareholders, and an inability to access debt capital on attractive terms could limit the Company’s ability to grow the company and have other material adverse effects on the Company, its operations and its business.

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS FREE WRITING PROSPECTUS CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON THE COMPANY’S PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR FOR VARIOUS REASONS, INCLUDING SOME REASONS WHICH ARE BEYOND THE COMPANY’S CONTROL. FOR THESE REASONS, AMONG OTHERS, YOU SHOULD NOT PLACE UNDUE RELIANCE UPON THE COMPANY’S FORWARD LOOKING STATEMENTS.

None of the underwriters of this Offering is acting in an advisory or fiduciary capacity towards the Company or any of its shareholders with respect to this Offering or the process relating thereto (irrespective of whether any such underwriter has advised or is currently advising the Company on other matters).  Each underwriter is acting solely as a principal and is not the agent or fiduciary of the Company or its shareholders.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a related prospectus) with the SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by contacting the offices of: Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: (800) 831-9146; BofA Merrill Lynch, Attn: Prospectus Department, 222 Broadway, New York, NY 10038; email dg.prospectusrequests@baml.com; UBS Investment Bank, Attn: Prospectus Department, 299 Park Avenue, New York, NY 10171, telephone: (888) 827-7275; or Morgan Stanley, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, telephone (866) 718-1649, email: prospectus@morganstanley.com.

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